Exhibit 4.5

PERSONAL EMPLOYMENT AGREEMENT

THIS EMPLOYMENT AGREEMENT (the “Agreement”) is entered into as of the 13th day of October, 2015, by and among (i) Nano Dimension Technologies Ltd., a company incorporated under the laws of the State of Israel, with main office at 2 Ilan Ramon st., Park HaMada, Ness Ziona, Israel (the "Subsidiary"); and (ii) Nano Dimension Ltd., a company incorporated under the laws of the State of Israel, with main office at 2 Ilan Ramon, Park HaMada, Ness Ziona, Israel (the "Parent Company"); (the Subsidiary and the Parent Company shall be referred to collectively as the "Company") and Mr. Amit Dror I.D no. 038378568, residing at 4 Beeri st., Tel Aviv (the “Manager”).

The Company and the Manager may be referred to collectively as the “Parties”.

WHEREAS, the Manager is employed by the Company as CEO (hereinafter the “Position”) as of August 25, 2014 in both the Subsidiary and the Parent Company; and

WHEREAS, the Parties wish to formally document the Manager's terms of employment, as provided herein; and

NOW, THEREFORE, in consideration of the mutual covenants and obligations herein contained, the Parties hereto agree as follows:

1.	Employment

(a)          The Company agrees to employ the Manager in the Position and the Manager agrees to be employed by the Company in the Position on the terms and conditions hereinafter set forth.

(b)          The Manager shall be responsible for the overall day-to-day management of the Company's business and such other duties as as the Board of Directors of the Company may assign to him from time-to-time.

(c)          The Manager shall report to and work under the supervision of the Board of Directors of the Company (the "Superiors").

(d)          The Manager shall perform his duties to the highest standard and faithfully and loyally to the Company.

(e)          The Manager agrees to devote his time and attention to the business and affairs of the Company as required to discharge the responsibilities assigned to the Manager hereunder. The Manager acknowledges that he may be required to work long and irregular hours and to frequently travel abroad.

(f)           The Manager’s duties shall be in the nature of senior management duties that demand a special level of loyalty and accordingly the Law of Work Hours and Rest 5711 – 1951 shall not apply to this Agreement.

(g)          During the term of this Agreement, the Manager shall not be engaged in any other employment nor will he engage actively in any other business activities or in any other activities which may hinder his performance hereunder for any other person, firm or company without the prior written consent of the Company. This section will not apply to activities which the Manager is involved in prior to the effective date of this Agreement.

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(h)          The Manager shall immediately notify the Company of any actual or potential conflict of interests that may arise with respect to his employment with the Company.

(i)           The parties hereto confirm that this is a personal employment contract and that the relationship between the parties hereto shall not be subject to any general or special collective employment agreement of any custom or practice of the Company in respect of any of its other employees or contractors.

2.	Salary

(a)          The Company agrees to pay to the Manager during the term of this Agreement a gross salary of ILS 37,063 per month (the “Salary”), to be paid no later than the ninth day after the end of any calendar month.

(b)          The Company shall deduct from any payment made to the Manager income tax, social security and any other tax and/or any other payments which should be deducted from the payments due to the Manager according to applicable law and this Agreement.

(c)          For the avoidance of any doubt, the Manager understand and agrees that the Salary and Fringe Benefits as set forth in this Agreement, are final and absolute, and represent the full compensation he is entitled to receive, in consideration for his employment and performances in both the Subsidiary and the Parent Company.

3.	Fringe Benefits.

The Manager shall be entitled to the following benefits:

(a)           Sick Leave. The Manager shall be entitled to a thirty (30) day fully paid sick leave per annum.

(b)           Vacation. The Manager shall be entitled to an annual vacation of 25 days and as further provided in the Annual Leave Law, 5711-1951. The Manager shall coordinate his vacations with the Company in advance. Unused vacation days can be accumulated to a maximum period of 36 months. Any unused vacation days that will exceed the said maximum accumulation shall be expired and canceled, without any additional consideration.

(c)           Recuperation Payments. The Manager shall be entitled to receive recuperation payments as provided by applicable law.

(d)           Pension Plan. The Manager shall be entitled to a pension plan of his choice (Pension Fund, Manager's Insurance or any combination of the two) (hereinafter the “Plan”). The Company shall contribute to the Plan by paying the following sums of the Manager’s Salary: 8.33% will be on account of severance pay and 6% on account of retirement pension (5% in the case of Manager's Insurance). In addition, in the case of Manager's Insurance, the Company shall pay for the Manager up to 2.5% of the Salary for disability insurance. The Company shall deduct 5.5% from the Manager’s Salary (5% in the case of Manager's Insurance) to be paid on behalf of the Manager to the Plan. All sums accumulated in the severance pay component of the Plan shall come in lieu of severance payment in accordance with section 14 of the Severance Pay Law - 1963. The parties hereby undertake to be bound by the General Authorization Regarding Employer Payments to a Pension Fund and Insurance Fund In Lieu Of Severance Pay dated 30.6.98, attached hereto as Appendix A.

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(e)           Further Education Fund Contributions. The Company shall pay an amount equal to 7.5% of the Manager’s Salary and shall deduct 2.5% from the Manager’s Salary to be paid on behalf of the Manager toward a further education fund (“keren hishtalmut”) to be selected by the Manager. The amounts paid to the education fund shall be limited to those determined from time to time by the Israeli Tax Authorities, for which no tax applies.

(f)           Company car / car Allowance. The Manager shall be entitled to receive, upon his choice, either a company car or payment of car allowance instead. Should the Manager choose to receive a company car, the following terms shall apply: the car will be used for work purposes and reasonable private use, in Israel; the car shall be of "category 5" and all expenses related to the upkeep & maintenance of the car, including petrol, insurance, etc., will be borne by the Company; the Company will gross up in full the tax that will apply on the Manager in connection with the car; the Manager shall be obligated to pay any and all fines or other payments imposed over the car due to his violation of any applicable law including without limitation parking fines; the car shall be used in accordance with the Company's Leasing Policy; upon termination of this Agreement, for whatever reason, the Manager shall immediately return the car to the Company; the Manager hereby waives any rights to withhold or retain the car, whether the Manager had the right under law or contract or otherwise. Should the Manager choose to receive car allowance instead of company car, then the amount of such allowance will be determined by the Company and shall reflect the cost of upkeep & maintenance of a "category 5" car.

(g)           Mobile Phone. The Company shall provide the manager with a mobile phone or reimburse the Manager for the cost of use of mobile phone for work purposes, according to the Company's policy from time to time.

(h)           Reimbursement of Expenses. The Manager shall be entitled to receive from the Company reimbursement for pre-approved expenses, including travel expenses abroad, in accordance with the then current Company's policy; provided however that if the Company will be required to reimburse the Manager retroactively, such retroactive payment will not exceed an amount of ILS 200,000 (Net).

4.	Term and Termination.

(a)          The term of employment under this Agreement shall continue to apply until otherwise terminated by either party by forwarding the other party with an advanced written notice pursuant to the Advance Notice of Termination and Resignation Law, 5761 – 2001 (the “Notice Period”).

(b)          The Company shall be entitled to effect an immediate termination of this Agreement by notifying the Manager thereof and paying to the Manager in lieu of the Notice Period, the Salary that would otherwise have been paid during the Notice Period.

(c)          Notwithstanding the foregoing, the Company may terminate the Manager's employment for cause immediately and without any prior notice, where “cause” means termination for any reason that, in accordance with applicable law, would entitle the Company to dismiss the Manager without paying him severance pay (“Termination for Cause”).

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(d)         In the event that the Manager’s employment is terminated for cause, then the Manager shall only be entitled to receive that part of the Plan that he contributed to and the part of the Plan relating to his retirement pension, while the severance pay component will be returned to the Company.

(e)         In the event of any termination of his employment, whether or not for cause and whatever the reason, the Manager will: 1) exercise his best efforts in order to assist the Company to integrate into its organization the person or persons who will assume the Manager’s responsibilities; and: 2) promptly deliver to the Company all company assets that may be in his possession at such time, all documents, data, records and other information pertaining to his employment, any Confidential Information (as defined below) and any Invention (as defined below), and the Manager will not take with him any such documents, data, records and other such information.

5.	Confidentiality; Inventions.

(a)          Concurrently with the execution of this Agreement, the Manager shall execute the Confidentiality, Non-Competition and Proprietary Rights undertaking in favor of the Company and any subsidiary and parent company of the Company, attached hereto as Appendix B. In this section 5 the term "Company" shall also include any affiliate entity of the Company.

(b)         This Section 5 shall survive any termination or expiration of this Agreement to the maximum extent permitted by the law.

6.	Miscellaneous.

(a)	No provision of this Agreement may be amended unless such amendment is agreed to in writing and signed by the Manager and the Company.

(b)	No waiver of any right shall be effective unless made in writing and signed by the party purporting to make the waiver. No waiver so provided, shall be deemed a waiver of like or similar rights, unless specifically so provided in the text thereof.

(c)	This Agreement shall be governed by and construed and enforced in accordance with the laws of the State of Israel, without giving effect to the rules respecting conflicts-of-law.

(d)	The provisions of this Agreement shall be deemed severable and the invalidity or enforceability of any provision shall not affect the validity of enforceability of the other provisions hereof.

(e)	This Agreement, including its preamble, which is an inseparable part hereof, constitutes the entire agreement between the parties hereto and supersedes all prior and contemporaneous agreements, understandings and arrangements, oral or written, between the parties hereto with respect to the subject matter hereof.

(f)	Neither this Agreement nor any right or interest hereunder shall be assignable or transferable by the Manager, his beneficiaries or legal representatives, except by will or by the laws of descent and distribution. This Agreement shall inure to the benefit of and be enforceable by the Manager’s legal personal representative.

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(g)	The section headings contained herein are for reference purposes only and shall not in any way affect the meaning or interpretation of this Agreement.

(h)	It is hereby agreed that the terms of this Agreement and its attachments shall apply retroactively to Manager's commencement date of employment.

(i)	Notice. All notices hereunder shall be deemed validly delivered: (i) three days following delivery by mail; (ii) the next business day if delivered by fax or email, provided that confirmation of successful transmission has been received, and (iii) immediately following personal delivery; in each case if delivered to the contact details provided at the start of this Agreement or to any changes thereto as each party may notify the other of in writing of from time-to-time.

IN WITNESS WHEROF, the Company and the Manager have executed this Agreement as of this day and year first above written.

/s/ Nano Dimension Technologies Ltd.	/s/ Amit Dror
Nano Dimension Technologies Ltd.	Manager

By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	V.P. Finance

/s/ Nano Dimension Ltd.
Nano Dimension Ltd.

By:	/s/ Yael Sandler
Name:	Yael Sandler
Title:	V.P. Finance

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*Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to them in the Agreement.

Appendix B

Confidentiality, Non-Competition And Proprietary Rights Undertaking

This Confidentiality, Non-Competition and Proprietary Rights Undertaking (the “Undertaking”) is made effective as of the Manager's commencement date of employment, for the benefit of the Company and its subsidiaries or related entities. This Undertaking constitutes an integral part of the personal employment agreement to which it is annexed. All references in this Undertaking to the “Company” shall include any affiliate of the Company.

1.       Confidentiality

(a)       The Manager recognizes and acknowledges that Manager’s access to the trade secrets and confidential or proprietary information (collectively, the “Confidential Information”) of the Company is essential to the performance of Manager’s duties as an employee of the Company.

By way of illustration and not limitation, such Confidential Information of the Company shall include: (i) any and all trade secrets concerning the business and affairs of the Company, product specifications, data, know-how, compositions, processes, formulas, methods, designs, mask work, samples, inventions and ideas, past, current and planned development or experimental work, current and planned distribution methods and processes, customer and supplier lists, current and anticipated customer requirements, price lists, market studies, business plans, computer software and programs (including object code and source code), computer software and database technologies, systems, structures and architectures (and related processes, algorithms, compositions, improvements, know-how, inventions, discoveries, concepts, ideas, designs, methods and information) of the Company, information relating to the projects of the Company, and any other information, however documented, of the Company that is a trade secret; (ii) any and all information concerning the business and affairs of the Company (which includes historical financial statements, financial projections and budgets, historical and projected sales, capital spending budgets and plans, the names, compensation and backgrounds of key personnel, personnel training and techniques and materials), however documented; (iii) all derivatives, improvements and enhancements to the Company’s technology which are created or developed; (iv) information of third parties as to which the Company has an obligation of confidentiality; and (v) any and all notes, analysis, compilations, studies, summaries, and other material prepared by or for the Company containing or based, in whole or in part, on any information included in the foregoing.

The Confidential Information shall not include information which has become publicly known and made generally available through no wrongful act or omission of the Manager or of others who were under confidentiality obligations as to the information involved.

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(b)       The Manager further acknowledges and understands that the employment by the Company and the access to Confidential Information creates a relationship of confidence and trust with respect to such Confidential Information. Therefore, the Manager will be responsible for ensuring the security of Confidential Information in his possession or under his control, and shall use his best endeavors to prevent the use or communication of any Confidential Information by any person, company or organization (except in the proper course of his duties, as required by law or as authorized by the Company. In particular, Manager undertake to: (i) encrypt and/or protect by password any confidential information held on his computer; (ii) lock his computer terminal whenever it is left unattended; (iii) ensure any wireless network used remotely is secure; (iv) keep all papers containing Confidential Information in filing cabinets that are locked when not in use; and (v) comply with the Company's data protection policy from time to time in force regarding the retention of personal data.

(c)       Manager further recognizes and acknowledges that such Confidential Information is a valuable and unique asset of the Company, and that its use or disclosure (except use or disclosure as required for carrying out Manager’s duties as an employee of the Company) would cause the Company substantial loss and damages. The Manager undertakes and agrees that Manager will not, in whole or in part, disclose such Confidential Information to any person or organization under any circumstances, will not make use of any such Confidential Information for Manager’s own purposes or for the benefit of any other person or organization, and will not reproduce any of the Confidential Information without the Company’s prior written consent. Manager will take strict precautions to maintain the confidentiality of the Confidential Information received from the date of receipt, and take appropriate action, by instruction, agreement or otherwise with any person permitted access to the Confidential Information received, to ensure that Manager will be able to satisfy his/her obligations under this Agreement.

(d)      Manager will not, during Manager ’s employment with the Company and at any time after termination or expiration thereof, for any reason, improperly use or disclose any proprietary information or trade secrets of any former or concurrent employer or other person or entity and that Manager will not bring onto the premises of the Company any unpublished document or proprietary information belonging to any such employer, person or entity unless consented to in writing by such employer, person or entity.

(e)       Manager further recognizes and acknowledges that the Company has received and in the future will receive from third parties their confidential or proprietary information subject to certain limited purposes. Manager agrees to hold all such confidential or proprietary information in the strictest confidence and not to disclose it to any person or entity or to use it except as necessary in carrying out Manager’s work for the Company consistent with the Company’s agreement with the third party, all in a fashion consistent with his/her undertakings in this Section 1.

(f)       During the term of the Manager’s employment with the Company, Manager shall not remove from the Company's offices or premises any Confidential Information unless and to the extent necessary in connection with the duties and responsibilities of Manager and permitted pursuant to the then applicable policies and regulations of the Company. In the event that such Confidential Information is duly removed from the Company’s offices or premises, Manager shall take all actions necessary in order to secure the safekeeping and confidentiality of such Confidential Information and return the Confidential Information to their proper files or location as promptly as possible after such use.

(g)      The obligations set forth in this Section are perpetual, and shall survive termination of the Agreement and of the Manager’s employment with the Company.

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2.       Return of Materials. Upon termination of Manager’s employment with the Company or at any time before termination if the Company so requests, the Manager will promptly deliver to the Company all copies of all written and tangible material (without retaining any copies thereof) in Manager’s possession or under Manager’s control, incorporating the Confidential Information or otherwise relating to the Company’s business. The obligations set forth in this Section shall survive termination of the Agreement and of the Manager’s employment with the Company.

3.       Ownership of Property and Rights

(a)       Exclusive Property. Manager confirms that all Confidential Information is, will be, and shall remain the exclusive property of the Company or the third party providing such Confidential Information to the Company, as the case may be. Without limitation of the foregoing, the Manager agrees and acknowledges that all memoranda, business records, papers and documents, however documented, kept or made by the Manager and which relate to the business of the Company, shall be and remain the sole property of the Company. Without derogating from any of the provisions of this Agreement, Manager represents that any of the Inventions (as such term is defined in (b) below) are the sole property of the Company and Manager has no rights to such Inventions or Confidential Information related thereto or embodied therein.

(b)      Assignment of Inventions. The Manager will notify and disclose in writing to the Company, or any person designated by it, all information, improvements, formula, process, techniques know-how and data, whether or not patentable, made, discovered, conceived or reduced to practice or learned by the Manager , either alone or jointly with others, (i) during the time the Manager is engaged with the Company (whether as an employee, full time consultant, or through a wholly owned company) , which are: (A) related to the Company’s Business as currently conducted or as may be conducted in the future, or (B) reduced to practice, or developed with the use of any of the Company’s equipment, supplies, facilities or Confidential Information, or result from or are connected with any task assigned to the Manager or any work performed by the Manager for or on behalf of the Company or by the scope of the Manager 's duties and responsibilities with the Company, or (C) competitive or likely to be competing with the Company’s business as currently conducted and as may be conducted in the future, and (ii) from the time the Manager ceases to be engaged with the Company(whether as an employee, full time consultant, or through a wholly owned company), which are: (A) related to, or stem from, the Manager ’s engagement with the Company or the Confidential Information, or (B) result from, or are connected with, any task assigned to the Manager or any work performed by the Manager for, or on behalf of, the Company or by the scope of the Manager 's duties and responsibilities with the Company (all such information, improvements, formula, process, techniques know-how and data referred to in (i) and (ii) above are hereinafter referred to as the: “Invention” or “Inventions”) immediately upon discovery receipt or invention as applicable. Without derogating from the generality of the foregoing, Manager further acknowledges that all original works of authorship which are made by Manager (solely or jointly with others) within the scope of and during the Term are “works made for hire” as contemplated under Chapter H of the Patents Law of 1967 (the “Patents Law”), that all such “works made for hire” are owned by the Company, its successors, assigns or nominees, and that Manager shall not be entitled to any compensation, or any other consideration except as explicitly set forth in the employment agreement between Manager and the Company, for creation or assignment of the same to the Company, its successors, assigns or nominees; it being acknowledged and agreed that the Salary and all other employment terms of the Manager under the Agreement shall constitute the sole consideration and remuneration for any Inventions, including, without limitation, “works made for hire”, regardless of the current or future value of the Invention. Manager understands and agrees that the decision whether or not to commercialize or market any invention developed by Manager (including the Inventions), solely or jointly with others, is within the Company’s sole and unfettered discretion and for the Company’s sole benefit and that no royalty will be due to Manager as a result of the Company’s efforts to commercialize or market any such invention (including the Inventions). Without limitation of the foregoing, Manager irrevocably confirms that the consideration explicitly set forth in the employment agreement is in lieu of any rights for compensation that may arise in connection with the Inventions under applicable law and waives any right to claim royalties or other consideration with respect to any Invention, including under Section 134 of the Israeli Patent Law – 1967. With respect to all of the above any, oral understanding, communication or agreement not duly signed by the Company shall be void.

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(c)       Maintenance of Records. Manager undertakes to keep and maintain adequate and current written records of all Inventions. The records will be in the form of devices, records, data, notes, reports, proposals, lists, correspondence, specifications, drawings, blueprints, sketches, materials (whether written or otherwise), equipment, other documents and property, or reproductions of any aforementioned items, all in sufficient detail and savable format. The records will be made available to and remain the sole property of the Company at all times.

(d)      Patent and Copyright Registrations. The Manager hereby covenants and agrees that he/she will communicate to the Company, its successors, assigns and nominees, any facts known to him/her representing the Inventions, testify in any legal proceeding, execute all applications, specifications, assurance, assignments, oaths and all other instruments which the Company shall deem necessary or expedient, and generally do everything possible in every way to aid the Company and its successors, assigns and nominees, to obtain, secure and enforce proper protection for the Inventions (including, to the extent necessary, the assignment and transfer thereof to the Company and its successors, assigns and nominees) in any and all jurisdictions. The Manager hereby irrevocably appoints the Company, its successors, assigns and nominees, as his/her true and lawful attorneys to execute such further documents and instruments, and do such other acts and things as may be necessary or appropriate, in order to give effect to the assignment forming the subject matter of this Agreement and to the intentions contained herein. The Manager shall not be entitled, with respect to all of the above, to any additional monetary or other consideration, except for reimbursement of his/her reasonable expenses incurred by him/her in connection therewith.

(e)       Assignment or Waiver of Moral Rights. Any assignment of copyright hereunder (and any ownership of a copyright as a work made for hire) includes all rights of paternity, integrity, disclosure and withdrawal and any other rights that may be known as or referred to as “moral rights” (collectively, “Moral Rights”). To the extent that such Moral Rights cannot be assigned under applicable law and to the extent that the following is allowed by the laws in the various countries where Moral Rights exist, I hereby waive such Moral Rights and consent to any action of the Company that would violate such Moral Rights in the absence of such consent.

(f)       The obligations set forth in this Section are perpetual, and shall survive any termination of the Agreement and of the Manager’s employment with the Company.

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4.       Non-Competition and Non-Solicitation. In consideration for compensation paid to Manager by the Company as part of Manager ’s Salary, Manager shall not (either personally or via any of his/her agents, affiliates or businesses in which he/she is a shareholder, partner, owner, employee, officer, director, consultant or otherwise), during the Term and until the lapse of twelve (12) months thereafter:

(a)       directly or indirectly solicit, hire, engage, endeavor to entice away from the Company or otherwise interfere with the relationship of the Company with any person or entity who is, or was within the one (1) year period preceding the termination of the Manager ’s employment with the Company, a customer of the Company, or who is, or was within the one (1) year period preceding the termination of the Manager ’s employment with the Company, an employee, officer, director, full time consultant or contractor of the Company; or

(b)      directly or indirectly own an interest in, establish, open, manage, operate, join, control, or participate in or be connected with, as a shareholder, partner, owner, employee, officer, director, consultant or otherwise, in any business, enterprise, trade or occupation similar to, or in competition with, the business conducted, or proposed within the one (1) year period preceding the termination of the Manager’s employment with the Company to be conducted, by the Company.

(c)       Manager further recognizes and acknowledges that a breach of this Section would cause the Company substantial and irreparable damages.

(d)      The obligations set forth in this Section shall survive termination of the Agreement and of the Manager’s employment with the Company pursuant to the specific terms set forth herein.

5.       Intent of Parties. Manager recognizes and agrees: (i) that this Undertaking is necessary and essential to protect the Company’s Business and to realize and derive all the benefits, rights and expectations of conducting the Company’s Business; (ii) that the area and duration of the protective covenants contained herein are reasonable; and (iii) that good and valuable consideration exists under the Agreement, for the Manager to be bound by the provisions of this Undertaking.

6.       General.

(a)       Manager represents that the performance of all the terms of this Undertaking and Manager’s duties as an employee of the Company does not and will not breach any invention assignment, proprietary information, non-compete, confidentiality or similar agreements with, or rules, regulations or policies of, any former employer or other party (including, without limitation, any academic institution or any entity related thereto). Manager acknowledges that the Company is relying upon the truthfulness and accuracy of such representations in employing the Manager.

(b)      The Manager acknowledges that the provisions of this Undertaking serve as an integral part of the terms of Employee’s employment and reflect the reasonable requirements of the Company in order to protect its legitimate interests with respect to the subject matter hereof.

(c)       Manager recognizes and acknowledges that in the event of a breach or threatened breach of this Undertaking by the Manager, the Company may suffer irreparable harm or damage and will, therefore, be entitled to injunctive relief to enforce this Undertaking (without limitation to any other remedy at law or in equity).

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(d)      This Undertaking is governed by and construed in accordance with the laws of the State of Israel, without giving effect to its laws pertaining to conflict of laws. The Manager agrees that any and all disputes in connection with this Undertaking shall be submitted to the exclusive jurisdiction of the competent courts located in the city of Tel-Aviv-Jaffa, Israel.

(e)       If any provision of this Undertaking is determined by any court or arbitrator of competent jurisdiction to be invalid, illegal or unenforceable in any respect, such provision will be enforced to the maximum extent possible given the intent of the parties hereto. If such clause or provision cannot be so enforced, such provision shall be stricken from this Undertaking only with respect to such jurisdiction in which such clause or provision cannot be enforced, and the remainder of this Undertaking shall be enforced as if such invalid, illegal or unenforceable clause or provision had (to the extent not enforceable) never been contained in this Undertaking. In addition, if any particular provision contained in this Undertaking shall for any reason be held to be excessively broad as to duration, geographical scope, activity or subject, it shall be construed by limiting and reducing the scope of such provision so that the provision is enforceable to the fullest extent compatible with applicable law.

(f)       The provisions of this Undertaking shall continue and remain in full force and effect following the termination or expiration of the employment relationship between the Company and the Manager, for whatever reason. This Undertaking shall not serve in any manner so as to derogate from any of the Manager’s obligations and liabilities under any applicable law.

(g)      This Undertaking, the rights of the Company hereunder, and the obligations of Manager hereunder, will be binding upon and inure to the benefit of their respective successors, assigns, heirs, executors, administrators and legal representatives. The Company may assign any of its rights under this Undertaking. Manager may not assign, whether voluntarily or by operation of law, any of its obligations under this Undertaking, except with the prior written consent of the Company.

MANAGER ACKNOWLEDGES THAT HE/SHE IS FAMILIAR WITH AND UNDERSTANDS THE ENGLISH LANGUAGE AND DOES NOT REQUIRE TRANSLATION OF THIS UNDERTAKING TO ANY OTHER LANGUAGE. MANAGER FURTHER ACKNOWLEDGES THAT THE COMPANY HAS ADVISED HIM/HER THAT HE/SHE MAY CONSULT AN ATTORNEY BEFORE EXECUTING THIS UNDERTAKING AND THAT HE/SHE HAS BEEN AFFORDED AN OPPORTUNITY TO DO SO.

IN WITNESS WHEREOF, the Manager has executed this Undertaking as of 13th October, 2015.

Signature:	/s/ Amit Dror

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